                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13G



                       TRANSACT TECHNOLOGIES INCORPORATED
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   892918-10-3
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                                 (CUSIP Number)

                                 March 20, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this statement is filed:

                  [ ] Rule 13d-1(b)

                  [X] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages


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CUSIP No.  892918-10-3               13G                    Page 2 of  7  Pages


    1      NAME OF REPORTING PERSON

           Advance Capital Partners, L.P.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  133861661

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [X]
    3      SEC USE ONLY                                        (b) [ ]

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               NUMBER OF                    5      SOLE VOTING POWER

                SHARES                             372,166 (See Item 4, below.)

             BENEFICIALLY                   6      SHARED VOTING POWER

               OWNED BY                            0

                 EACH                       7      SOLE DISPOSITIVE POWER

               REPORTING                           372,166 (See Item 4, below.)

                PERSON                      8      SHARED DISPOSITIVE POWER

                 WITH                              0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           372,166 (See Item 4, below.)

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           [ ]

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6% (See Item 4, below.)

    12     TYPE OF REPORTING PERSON*

           PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  892918-10-3               13G                    Page 3 of  7  Pages

    1      NAME OF REPORTING PERSON

           Advance Capital Offshore Partners, L.P.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [X]

                                                                   (b) [ ]
    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION


           Cayman Islands

               NUMBER OF                    5      SOLE VOTING POWER

                SHARES                             116,722 (See Item 4, below.)

             BENEFICIALLY                   6      SHARED VOTING POWER

               OWNED BY                            0

                 EACH                       7      SOLE DISPOSITIVE POWER

               REPORTING                           116,722 (See Item 4, below.)

                PERSON                      8      SHARED DISPOSITIVE POWER

                 WITH                              0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           116,722 (See Item 4, below.)

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


           2% (See Item 4, below.)

    12     TYPE OF REPORTING PERSON*

           PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  892918-10-3               13G                    Page 4 of  7  Pages

Item 1(a) Name of Issuer:

          TransAct Technologies Incorporated

Item 1(b) Address of Issuer's Principal Executive Offices:

          7 Laser Lane
          Wallingford, CT 06492

Item 2(a) Name of Person Filing:

           This Schedule 13G is being filed by Advance Capital Partners, L.P., a Delaware Limited Partnership and Advance Capital Offshore Partners, L.P., a Cayman Islands Limited Partnership (collectively, the "Reporting Persons").

Item 2(b) Address of Principal Business Office or, if none, Residence:

          The address of the principal business office of each of the Reporting Persons is:


          Advance Capital Partners, L.P. Advance Capital Offshore Partners, L.P.
          15th Floor                     c/o Advance Capital Partners, L.P.
          660 Madison Avenue             15th Floor
          New York, NY 10021             660 Madison Avenue
                                         New York, NY 10021.

Item 2(c) Citizenship:

          Advance Capital Partners - Delaware
          Advance Capital Offshore Partners - Cayman Islands

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share.

Item 2(e) CUSIP No.:

          892918-10-3

Item 3 If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not Applicable.

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CUSIP No.  892918-10-3               13G                    Page 5 of  7  Pages

Item 4            Ownership:

                  On March 20, 2000, Advanced Capital Partners, L.P. and Advance Capital Offshore Partners, L.P. (the "Holders") entered into an agreement (the "Agreement") with the Issuer pursuant to which they purchased 3,045 and 955 shares of Series B Preferred Stock of the Issuer, respectively (the "Preferred Stock"). The Holders may convert the Preferred Stock to common stock of the Issuer at any time prior to March 20, 2005. Pursuant to the Agreement, the Holders also purchased warrants (the "Warrants") for the purchase of 33,777 and 10,666 shares of the Issuer's common stock, respectively, which may be exercised at any time prior to March 20, 2005. Upon conversion of the Preferred Stock and exercise of the Warrants, the Holders would own shares of the Issuer's common stock as follows:

           Advance Capital Partners, L.P.

           (a) Amount Beneficially Owned:  372,166
           (b) Percent of Class:  6%

           (c) Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:  372,166

               (ii)  shared power to vote or to direct the vote:  0

               (iii) sole power to dispose or to direct the disposition of:
                     372,166

               (iv)  shared power to dispose or to direct the disposition of: 0;

           Advance Capital Offshore Partners, L.P.

           (a) Amount Beneficially Owned:  116,722
           (b) Percent of Class:  2%
           (c) Number of shares as to which such person has:
               (i)      sole power to vote or to direct the vote:  116,722

               (ii)     shared power to vote or to direct the vote:  0

               (iii)    sole power to dispose or to direct the disposition of:
                        116,722

               (iv)     shared power to dispose or to direct the disposition of:
                        0.

Item 5     Ownership of Five Percent or Less of a Class:

           Not applicable.

Item 6     Ownership of More Than Five Percent on Behalf of Another Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           Not applicable.

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CUSIP No.  892918-10-3               13G                    Page 6 of  7  Pages

Item 8            Identification and Classification of Members of the Group:

                  Advance Capital Partners, L.P. and Advance Capital Offshore Partners, L.P. are filing this statement on Schedule 13G as a group.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No.  892918-10-3               13G                    Page 7 of  7  Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 19, 2001


                                 ADVANCE CAPITAL PARTNERS, L.P.


                                 By: /s/Robert A. Bernstein
                                    -----------------------
                                    Robert A. Bernstein
                                    Principal


                                   ADVANCE CAPITAL OFFSHORE PARTNERS, L.P.


                                 By: /s/Robert A. Bernstein
                                    -----------------------
                                    Robert A. Bernstein
                                    Principal